INNOVATION BEVERAGE GROUP LTD.

29 Anvil Road

Seven Hills, NSW 2147 Australia

September 6, 2023

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Ingram and Evan Ewing

Re:	Innovation Beverage Group Ltd
Amendment No. 17 to the Registration Statement on Form F-1 File No. 333-266965 Filed August 29, 2023

Dear Messrs. Ingram and Ewing:

On behalf of Innovation Beverage Group Ltd. (the “Company”), this letter responds to the comment letter provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 6, 2023 regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Changes made in response to the Staff’s comment have been made in our exhibits-only amendment to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 17 to Registration Statement on Form F-1

Exhibits

1.	Please have counsel revise the legal opinion filed as Exhibit 5.2 to address the legality of the unit itself. See Section II.B.1 of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has revised the legal opinion as requested.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc:	Darrin Ocasio, Esq.